SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Daniel Ho

Qatar Airways Group Q.C.S.C

Qatar Airways Tower 1

P.O. Box 22550

Doha, Qatar

974 (4022) 3111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

David E. Brown, Jr.

Alston & Bird LLP

950 F Street NW

Washington, DC 20004

(202) 239 3345

November 3, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Qatar Airways Group Q.C.S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Qatar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,640,769,249
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,640,769,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,640,769,249
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14	TYPE OF REPORTING PERSON (See Instructions) HC

*

Percentage calculated based on 589,994,732,307 shares of Common Stock outstanding as of November 10, 2022 according to LATAM. Assuming the anticipated conversion of all the New Convertible Notes (as defined below), the Reporting Persons hold 10.0% of LATAM’s Common Stock based on 606,407,693,000 shares of Common Stock outstanding on a fully-converted basis, as disclosed by LATAM in its Form 6-K filed with the Securities and Exchange Commission on July 6, 2022. All remaining New Convertible Notes Class A are expected to be converted into Common Stock within 60 days of November 3, 2022, the date of effectiveness of the Plan (as defined herein).

1	NAME OF REPORTING PERSON Qatar Airways Investments (UK) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 60,640,769,249
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 60,640,769,249
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,640,769,249
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Percentage calculated based on 589,994,732,307 shares of Common Stock outstanding as of November 10, 2022 according to LATAM. Assuming the anticipated conversion of all the New Convertible Notes (as defined below), the Reporting Persons hold 10.0% of LATAM’s Common Stock based on 606,407,693,000 shares of Common Stock outstanding on a fully-converted basis, as disclosed by LATAM in its Form 6-K filed with the Securities and Exchange Commission on July 6, 2022. All remaining New Convertible Notes Class A are expected to be converted into Common Stock within 60 days of November 3, 2022, the date of effectiveness of the Plan (as defined herein).

This Amendment No. 5 amends the statement on Schedule 13D filed with the Securities and Exchange Commission by Qatar Airways Group Q.C.S.C (formerly known as Qatar Airways Q.C.S.C., “Qatar Airways”) and Qatar Airways Investments (UK) Ltd. (“QAI UK”; together with Qatar Airways, the “Reporting Persons”) on January 17, 2017 (as amended, the “Schedule 13D”) as amended by Amendment No. 1 filed by the Reporting Persons on September 7, 2021, Amendment No. 2 filed by the Reporting Persons on December 16, 2021, Amendment No. 3 filed by the Reporting Persons on January 18, 2022 and Amendment No. 4 filed by the Reporting Persons on May 25, 2022 with respect to the Common Stock, no par value, of LATAM Airlines Group S.A. (“LATAM” or the “Issuer”). Capitalized terms used but not defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)    The names of the persons filing this statement are Qatar Airways Group Q.C.S.C., a corporation organized and existing under the laws of Qatar, and Qatar Airways Investments (UK) Ltd, a United Kingdom company and a wholly-owned subsidiary of Qatar Airways Group Q.C.S.C.

(b)    The business address of Qatar Airways is Qatar Airways Tower 1, P.O. Box 22550, Doha, Qatar, and the business address of QAI UK is 10-11 Conduit Street, London W1S 2QR, United Kingdom.

(c)    Qatar Airways is the national carrier of the State of Qatar. Qatar Airways serves over 140 international destinations. QAI UK is a direct wholly-owned subsidiary of Qatar Airways that engages in certain investment activities on behalf of Qatar Airways.

(d)    Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)    Neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A attached hereto was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Qatar Airways is organized under the laws of Qatar. QAI UK is organized under the laws of the United Kingdom. The citizenship of each director and officer of the Reporting Persons is set forth on Schedule A attached hereto.

Set forth on Schedule A attached hereto is the name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The cost of the securities purchased by QAI UK in connection with the Plan (as defined in Item 4 below) was approximately $657 million. The Reporting Persons funded the purchase of the securities with cash on hand.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 18, 2022, the United States Bankruptcy Court for the Southern District of New York entered an order confirming the joint plan of reorganization (as amended, restated, modified, revised or supplemented from time to time, the “Plan”) filed by the Debtors and dated as of May 25, 2022 [ECF No. 5753]. Pursuant to the Plan, on September 13, 2022, the Debtors commenced the preemptive rights offerings for the New Convertible Notes Class A, New Convertible Notes Class B, New Convertible Notes Class C (collectively, “New Convertible Notes”) and ERO New Common Stock (each as defined in the Plan), which offerings concluded on October 12, 2022. On November 3, 2022, the Plan became effective pursuant to its terms and the Issuer emerged from bankruptcy. In connection with the Issuer’s emergence, the Reporting Persons’ shares of Common Stock originally received pursuant to the Subscription Agreement were substantially diluted to approximately 0.01% of the Issuer’s Common Stock, which comprises 606,407,693,000 issued and outstanding shares in total. Further, in connection with the Issuer’s emergence, the Reporting Persons converted approximately $657 million of New Convertible Notes Class B into 60,580,128,481 new shares of Common Stock. As a result of the conversion of its New Convertible Notes Class B, the Reporting Persons now hold approximately 10% of the Issuer’s Common Stock.

On November 3, 2022, QAI UK entered into a shareholders agreement (the “Shareholders Agreement”) with the members of the Parent GUC Ad Hoc Group (as defined therein), the Cueto group and Delta. The Shareholders Agreement will implement the initial composition of the board of directors of the Issuer contemplated under the Plan in accordance with Chilean law, and provides that for a period of two years after the date of the first shareholders’ meeting following the effective date of the Plan, all parties to the Shareholders Agreement shall vote their shares and use reasonable best efforts to cause the board of directors of the Issuer to be comprised of five directors nominated by the Parent GUC Ad Hoc Group, one director nominated by QAI UK, one director nominated by Delta, and two directors nominated by the Cueto group. In addition, for the first five years following the date of execution of the Shareholders Agreement, recoveries on, or distributions with respect to, QAI UK’s shares, along with those of Delta and the Cueto group, issued upon conversion of their New Convertible Notes Class B will be subordinated to any recoveries on, or distributions with respect to, certain of the shares held by the Parent GUC Ad Hoc Group upon the occurrence of a liquidation event (as defined therein), until the Parent GUC Ad Hoc Group (or any of their assignees who execute joinders to the Shareholders Agreement) have recovered the entire amount represented by their shares.

Additionally, on November 3, 2022, QAI UK entered into an agreement (as amended and restated as of November 10, 2022, the “Registration Rights Agreement”) with the Issuer, the Parent GUC Ad Hoc Group, Delta and the Cueto group that provides for customary registration rights with respect to the Issuer’s Common Stock.

The foregoing descriptions of the Shareholders’ Agreement and the Registration Rights Agreement are qualified in then entirety by the express terms of such agreements, a copies of which are attached hereto as Exhibits 7.7 and 7.8, respectively, and are incorporated herein by reference.

The Reporting Persons understand that as of the date hereof, Delta holds approximately 10% and the Cueto group holds approximately 5% of the Issuer’s Common Stock, and with respect to all of the individual members of the Parent GUC Ad Hoc Group party to the Shareholders Agreement, such parties, if aggregated together, hold approximately 65% of the Issuer’s Common Stock as of the date of the Shareholders Agreement on an as-converted basis assuming conversion of all the New Convertible Notes held by such parties.

The Reporting Persons disclaim membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Common Stock beneficially owned by any other person, including the Other Shareholders or any member of the Parent GUC Ad Hoc Group, and nothing in this Amendment No. 5 shall be deemed an admission that the Reporting Persons are members of a “group” within the meaning of Section 13(d) of the Act and Regulation 13D-G thereunder.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)    The Reporting Persons beneficially own 60,640,769,249 or approximately 10.0% of the outstanding shares of Common Stock on a fully-converted basis assuming the anticipated conversion of all the New Convertible Notes

(b)    The Reporting Persons have the shared power to vote, or direct the vote, and the shared power to dispose, or direct the disposal of, the 60,640,769,249 shares of Common Stock owned by the Reporting Persons.

(c)    The Reporting Persons have not effected any transactions in the Issuer’s Common Stock during the past sixty days other than as described herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information contained in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit

7.7	Shareholders’ Agreement, dated as of November 3, 2022.

7.8	Amended and Restated Registration Rights Agreement, dated as of November 10, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2022

QATAR AIRWAYS GROUP Q.C.S.C.

/s/ Akbar Al Baker
Name: Akbar Al Baker
Title: Group Chief Executive

QATAR AIRWAYS INVESTMENTS (UK) LTD.

/s/ Daniel Ho
Name: Daniel Ho
Title: Director

Schedule A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS

Qatar Airways Group Q.C.S.C.

The executive officers and directors of Qatar Airways Group Q.C.S.C. are set forth below. The individuals’ business addresses are Qatar Airways Group Q.C.S.C., Qatar Airways Tower 1, P.O. Box 22550, Doha, Qatar. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Qatar Airways Group Q.C.S.C.

Name	Present Principal Occupation or Employment	Citizenship
H.E. Saad Sharida Al-Kaabi	Chairman of the Board	Qatar
H.E. Mansoor bin Ebrahim Al-Mahmoud	Vice Chairman of the Board	Qatar
H.E. Akbar Al Baker	Director	Qatar
H.E. Sheikh Faisal Bin Thani Bin Faisal Al Thani	Director	Qatar
H.E. Abdulla Mubarak Al-Khalifa	Director	Qatar
H.E. Abdurrahman Ahmad Al-Shaibi	Director	Qatar
H.E. Reem Bint Mohammed Al-Mansoori	Director	Qatar

Qatar Airways Investments (UK) Ltd.

The executive officers and directors of Qatar Airways Investments (UK) Ltd. are set forth below. The individuals’ business addresses are 10-11 Conduit Street, London W1S 2QR, United Kingdom. Except as otherwise stated, the present principal occupation or employment set forth below opposite the name refers to employment with Qatar Airways Investments (UK) Ltd.

Name	Present Principal Occupation or Employment	Citizenship
Daniel Ho	Director	United Kingdom
Rashmi Oberoi	Director	Singapore
Willem Smit	Director	The Netherlands